Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
Carbiz.com (USA) Inc.	Delaware
Carbiz Auto Credit, Inc.	Florida
Carbiz Auto Credit JV1, LLC	Florida